UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 1, 2021

MADISON SQUARE GARDEN ENTERTAINMENT CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39245	84-3755666
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Two Pennsylvania Plaza, New York, New York		10121
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (212) 465-6000

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	MSGE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Introductory Note

As previously disclosed, on March 25, 2021, Madison Square Garden Entertainment Corp., a Delaware corporation (“MSG Entertainment”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MSG Networks Inc. (“MSG Networks”) and Broadway Sub Inc., a wholly owned subsidiary of MSG Entertainment (“Merger Sub”). The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, (a) Merger Sub will be merged with and into MSG Networks (the “Merger”), with MSG Networks surviving and continuing as the surviving corporation in the Merger, and (b) (i) each share of Class A common stock, par value $0.01 per share, of MSG Networks (“MSGN Class A Common Stock”) issued and outstanding immediately prior to the effective time of the Merger will be automatically converted into the right to receive a number of shares of Class A common stock, par value $0.01 per share, of MSG Entertainment (“MSGE Class A Common Stock”) such that each holder of record of shares of MSGN Class A Common Stock will have the right to receive, in the aggregate, such number of shares of MSGE Class A Common Stock equal to the total number of shares of MSGN Class A Common Stock held of record immediately prior to the effective time multiplied by 0.172, with such product rounded up to the next whole share, and (ii) each share of Class B common stock, par value $0.01 per share, of MSG Networks (“MSGN Class B Common Stock) issued and outstanding immediately prior to the effective time will be automatically converted into the right to receive, in the aggregate, a number of shares of Class B common stock, par value $0.01 per share, of MSG Entertainment (“MSGE Class B Common Stock”) such that each holder of record of shares of MSGN Class B Common Stock will have the right to receive, in the aggregate, a number of shares of MSGE Class B Common Stock equal to the total number of shares of MSGN Class B Common Stock held of record immediately prior to the effective time multiplied by 0.172, with such product rounded up to the next whole share, in each case except for shares held by MSG Entertainment, Merger Sub or any of the MSG Entertainment subsidiaries or MSG Networks or any of the MSG Networks subsidiaries as treasury stock (in each case not held on behalf of third parties). On June 4, 2021, MSG Entertainment and MSG Networks filed with the Securities and Exchange Commission (the “SEC”) a joint proxy statement/prospectus (the “Definitive Proxy Statement”) with respect to the special meetings of MSG Entertainment and MSG Networks stockholders, each scheduled to be held on July 8, 2021, in connection with the Merger.

Item 8.01	Other Events.

Litigation Related to the Merger

As of July 1, 2021, eleven complaints have been filed in connection with the Merger.

Six complaints were filed by purported stockholders of MSG Networks in the U.S. District Court for the Southern District of New York (together, the “MSGN NY Federal Actions”). On May 7, 2021, a purported stockholder filed a complaint captioned Shiva Stein v. MSG Networks Inc. et al., 21-cv-04126. On May 21, 2021, a purported stockholder filed a complaint captioned Jiaming Wang v. MSG Networks Inc. et al., 21-cv-04578. On May 30, 2021, a purported stockholder filed a complaint captioned Marc Waterman v. MSG Networks Inc., et al., 21-cv-04814. On June 21, 2021, a purported stockholder filed a complaint captioned Ezriel Tauber v. MSG Networks Inc., et al., 21-cv-05445. On June 24, 2021, a purported stockholder filed a complaint captioned Jerome Anderson v. MSG Networks Inc., et al., 21-cv-05534. On June 25, 2021, a purported stockholder filed a complaint captioned Joseph Sheridan v. MSG Networks Inc., et al., 21-cv-05575. All six complaints are similar. Each complaint names MSG Networks and the MSG Networks board members as defendants. The Stein, Wang, and Waterman complaints allege, among other things, that the registration statement on Form S-4 filed by MSG Entertainment on May 7, 2021 (which was amended on June 2, 2021) in connection with the Merger is materially incomplete and misleading in violation of Section 14(a) and Section 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. The Tauber, Anderson and Sheridan complaints allege that the Definitive Proxy Statement is materially incomplete and misleading in violation of the Exchange Act. All six complaints seek, among other relief, an injunction preventing the closing of the Merger unless and until the defendants disclose material information allegedly omitted from the registration statement or Definitive Proxy Statement, rescission of the Merger Agreement to the extent already implemented (or awarding of rescissory damages), damages, and an award of attorneys’ and experts’ fees.

Two additional disclosure complaints were filed by purported stockholders of MSG Networks in federal district courts (together with the MSGN NY Federal Actions, the “MSGN Federal Actions”). On June 25, 2021, a complaint captioned Patrick Plumley v. MSG Networks Inc. et al., 21-cv-00909, was filed by a purported stockholder of MSG Networks in the U.S. District Court for the District of Delaware. On June 28, 2021, a complaint captioned Matthew Whitfield v. MSG Networks Inc. et al., 21-cv-02868, was filed by a purported stockholder of MSG Networks in the U.S. District Court for the Eastern District of Pennsylvania. The complaints are similar. The complaints name MSG Networks and the MSG Networks’ board members as defendants and allege that the Definitive Proxy Statement is materially incomplete and misleading in violation of the Exchange Act. The complaints seek, among other relief, an injunction preventing the closing of the Merger unless and until the defendants disclose material information allegedly omitted from the Definitive Proxy Statement, rescission of the Merger Agreement to the extent already implemented (or awarding of rescissory damages), damages, and an award of attorneys’ and experts’ fees.

On May 27, 2021, a complaint captioned Hollywood Firefighters’ Pension Fund et al. v. James Dolan, et al., 2021-0468-KSJM, was filed in the Court of Chancery of the State of Delaware by purported stockholders of MSG Entertainment against MSG Entertainment, the MSG Entertainment board of directors, certain Dolan family stockholders and MSG Networks. The complaint purports to allege derivative claims on behalf of MSG Entertainment and claims on behalf of a putative class of MSG Entertainment stockholders concerning the proposed merger. Plaintiffs allege, among other things, that the Merger is a business combination with an interested stockholder that is not allowed under Section 203 of the Delaware General Corporation Law (the “DGCL”), that the MSG Entertainment board members and majority stockholders violated their fiduciary duties in agreeing to the proposed Merger, and that the disclosures herein relating to the Merger are misleading or incomplete. Plaintiffs seek, among other relief, declaratory and preliminary and permanent injunctive relief enjoining the stockholder vote and consummation of the Merger, and an award of damages in the event the transaction is consummated and plaintiffs’ attorneys’ fees. On June 15, 2021, plaintiffs filed a brief in support of its motion seeking a preliminary injunction enjoining the MSG Entertainment stockholder vote and consummation of the Merger, which defendants have opposed. The preliminary injunction hearing was held by the Court of Chancery on July 1, 2021, and a decision of the Court is expected before the stockholders’ vote on July 8, 2021.

On June 1, 2021, a complaint captioned Cody Laidlaw v. James Dolan et al., No. 606861-2021, was filed by a purported stockholder of MSG Entertainment in the New York Supreme Court (Nassau County). The complaint names MSG Entertainment and the MSG Entertainment board members as defendants and alleges that the MSG Entertainment board members breached their fiduciary duties in connection with the transaction and that the proxy for the proposed Merger filed on June 4, 2021 is materially incomplete and misleading. The complaint seeks, among other relief, an injunction preventing the closing of the Merger unless and until the defendants disclose material information allegedly omitted from the registration statement, an award of compensatory or rescissory damages, and an award of attorneys’ and experts’ fees. On June 14, 2021, plaintiff filed a motion for a preliminary injunction asking the court to enjoin the July 8, 2021 stockholder vote in the absence of supplemental disclosures. On June 30, 2021, this action was voluntarily dismissed with prejudice.

On June 9, 2021, a complaint captioned Timothy Leisz v. MSG Networks Inc. et al., 2021-0504-KSJM, was filed in the Court of Chancery of the State of Delaware by a purported stockholder of MSG Networks against MSG Networks, the MSG Networks board, certain Dolan family stockholders and MSG Entertainment. The complaint purports to allege claims on behalf of a putative class of MSG Networks stockholders concerning the proposed Merger. The MSG Networks plaintiff alleges, among other things, that the Merger is a business combination with an interested stockholder that is not allowed under Section 203 of the DGCL, that the MSG Networks board members and majority stockholders violated their fiduciary duties in agreeing to the proposed merger, and that the disclosures relating to the merger are misleading or incomplete. Plaintiff seeks, among other relief, declaratory and preliminary and permanent injunctive relief enjoining the stockholder vote and consummation of the Merger, and an award of damages in the event the transaction is consummated and plaintiff’s attorneys’ fees. On June 21, 2021, plaintiff filed a brief in support of his motion seeking a preliminary injunction enjoining the MSG Networks stockholder vote and consummation of the Merger, which defendants have opposed. The preliminary injunction hearing was held by the Court of Chancery on July 1, 2021, and a decision of the Court is expected before the stockholders’ vote on July 8, 2021.

MSG Entertainment and MSG Networks believe that the claims in these actions are without merit and that no further disclosure is required under applicable law. However, in order to avoid the risk of the MSGN Federal Actions and the Laidlaw action delaying or adversely affecting the Merger and to minimize the costs, risks, and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, MSG Entertainment and MSG Networks have determined to voluntarily supplement the Definitive Proxy Statement as described in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, MSG Entertainment and MSG Networks specifically deny all allegations in the MSGN Federal Actions and the Laidlaw action that any additional disclosure was or is required.

As a result of supplemental disclosures to the Definitive Proxy Statement set forth herein, the plaintiffs in the MSGN Federal Actions and the Laidlaw action agreed to voluntarily dismiss their actions with prejudice. The Hollywood Firefighters and Leisz actions remain pending.

Supplemental Disclosures to Definitive Proxy Statement

This supplemental information to the Definitive Proxy Statement should be read in conjunction with the Definitive Proxy Statement, which should be read in its entirety. Nothing herein shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth herein. All page references in the information below are to pages in the Definitive Proxy Statement, and all terms used but not defined below shall have the meanings set forth in the Definitive Proxy Statement. Except as supplemented by the information contained herein, all information set forth in the Definitive Proxy Statement continues to apply and should be considered in voting your shares at the special meeting of MSG Entertainment stockholders to be held on July 8, 2021.

The following underlined language is added to the sixth full paragraph in the section of the Definitive Proxy Statement entitled “The Merger—Background of the Merger” that appears on pages 59-60.

On January 6, 2021, the MSGE board held a board meeting. Representatives of Sullivan & Cromwell LLP, regular counsel to MSG Entertainment (“Sullivan & Cromwell”), and members of MSG Entertainment’s management participated in the meeting. Sullivan & Cromwell reviewed with the MSGE board certain legal matters including the directors’ fiduciary duties in connection with their consideration of a potential strategic transaction with MSG Networks, the potential conflicts of interest created by the fact that the Dolan family group is a controlling stockholder of both MSG Entertainment and MSG Networks and the need for MSG Entertainment to form a fully empowered special committee comprised solely of independent and disinterested directors in order to consider a potential transaction with MSG Networks. Following discussion regarding the legal and corporate governance matters presented by counsel, the MSGE board approved resolutions authorizing the creation of the MSGE special committee, and vested it with the full power and authority of the MSGE board to evaluate and determine whether or not MSG Entertainment should pursue a potential strategic transaction with MSG Networks and, if the MSGE special committee determined to so pursue a transaction, or in connection with its evaluation of whether or not to pursue a transaction, to among other things, (i) investigate the appropriate relative valuations of MSG Entertainment and MSG Networks; (ii) evaluate and determine the possible terms of a potential transaction, including with respect to transaction structure and price; (iii) interact with representatives of MSG Networks regarding a potential transaction at such time and on such terms as the MSGE special committee deemed appropriate; (iv) establish, approve, modify, monitor and direct the process and procedures related to the evaluation and negotiation of a potential transaction by MSG Entertainment; (v) negotiate with MSG Networks and its representatives and advisors all elements of a potential transaction, including the transaction structure, price, terms and conditions (including the terms and conditions of any definitive agreements with respect thereto); (vi) to the extent the MSGE special committee deemed it appropriate, report to the MSGE board its recommendations and determinations with respect to a potential transaction, including whether such potential transaction should be approved by the MSGE board; and (vii) determine to not pursue a potential transaction and to terminate any and all discussions and negotiations by MSG Networks concerning a potential transaction. The MSGE board also resolved (i) not to recommend or approve any such transaction without a prior favorable recommendation from the MSGE special committee and (ii) to empower the MSGE special committee to select and retain legal counsel, financial advisors, accountants and other advisors as the MSGE special committee deems necessary to assist in discharging its responsibilities. The MSGE board appointed Matthew C. Blank and Frederic V. Salerno to serve as the members of the MSGE special committee, each of whom was determined by the MSGE board to (i) be independent directors for purposes of the New York Stock Exchange corporate governance standards, (ii) not be affiliated with MSG Networks or the Dolan family group and (iii) not have an interest in a potential transaction that is different from, or in addition to, the interests of MSG Entertainment’s stockholders generally.

The following underlined language is added to the third full paragraph in the section of the Definitive Proxy Statement entitled “The Merger—Background of the Merger” that appears on page 60.

On January 7, 2021, the MSGN board held a board meeting. Representatives of Sullivan & Cromwell, regular counsel to MSG Networks, and members of MSG Networks’ management participated in the meeting. Sullivan & Cromwell reviewed with the MSGN board certain legal matters including the directors’ fiduciary duties in connection with their consideration of a potential strategic transaction with MSG Entertainment, the potential conflicts of interest created by the fact that the Dolan family group is a controlling stockholder of both MSG Entertainment and MSG Networks and the need for MSG Networks to form a fully empowered special committee comprised solely of independent and disinterested directors in order to consider a potential transaction with MSG Entertainment. Following discussion regarding the legal and corporate governance matters presented by counsel, the MSGN board approved resolutions authorizing the creation of the MSGN special committee, and vested it with the full power and authority of the MSGN board to evaluate and determine whether or not MSG Networks should pursue a potential strategic transaction with MSG Entertainment and, if the MSGN special committee determined to so pursue a transaction, or in connection with its evaluation of whether or not to pursue a transaction, to, among other things, (i) investigate the appropriate relative valuations of MSG Networks and MSG Entertainment; (ii) evaluate and determine the possible terms of a potential transaction, including with respect to transaction structure and price; (iii) interact with representatives of MSG Entertainment regarding a potential transaction at such time and on such terms as the MSGN special committee deemed appropriate; (iv) establish, approve, modify, monitor and direct the process and procedures related to the evaluation and negotiation of a potential transaction by MSG Networks; (v) negotiate with MSG Entertainment and its representatives and advisors all elements of a potential transaction, including the transaction structure, price, terms and conditions (including the terms and conditions of any definitive agreements with respect thereto); (vi) to the extent the MSGN special committee deemed it appropriate, report to the MSGN board its recommendations and determinations with respect to a potential transaction, including whether such potential transaction should be approved by the MSGN board; and (vii) determine to not pursue a potential transaction and to terminate any and all discussions and negotiations by MSG Entertainment concerning a potential transaction. The MSGN board also resolved (i) not to recommend or approve any such transaction without a prior favorable recommendation from the MSGN special committee and (ii) to empower the MSGN special committee to select and retain legal counsel, financial advisors, accountants and other advisors as the MSGN special committee deems necessary to assist in discharging its responsibilities. The MSGN board appointed Joel M. Litvin, who had previously been a member of the 2019 special committee, and Joseph M. Cohen to serve as the members of the MSGN special committee, each of whom was determined by the MSGN board to (i) be independent directors for purposes of the New York Stock Exchange corporate governance standards, (ii) not be affiliated with MSG Entertainment or the Dolan family group and (iii) not have an interest in a potential transaction that is different from, or in addition to, the interests of MSG Networks’ stockholders generally.

The following underlined language is added to the second to last paragraph in the section of the Definitive Proxy Statement entitled “The Merger—Background of the Merger” that appears on page 63.

On March 10, 2021, an article published on bloomberg.com (the “Bloomberg article”) reported that MSG Networks and MSG Entertainment were in the early stages of deliberations regarding a potential sale of MSG Networks to MSG Entertainment. On March 11, 2021, the MSGE special committee held a meeting with Moelis, Raine and Wachtell Lipton, during which Moelis and Raine reported that LionTree and Morgan Stanley confirmed that the MSGN special committee and its advisors were prepared to receive a proposal from the MSGE special committee. The MSGE special committee and its advisors discussed the materials prepared by the advisors and determined to make a proposal to the MSGN special committee. The MSGE special committee discussed with Wachtell Lipton, Moelis and Raine that a combination of MSG Entertainment and MSG Networks would not constitute a change of control of either company and determined to make a proposal for an “at market” transaction based on the 60-day weighted average stock prices of the companies. The MSGE special committee also considered the potential benefits, burdens and implications of seeking to condition the completion of the transaction on the receipt of approval by a majority of the shareholders unaffiliated with the Dolan family group, including of providing unaffiliated stockholders the opportunity to vote separately on the transaction, and the potential disadvantage of creating execution risk for the transaction and the possibility of a small number of stockholders potentially having a disproportionate influence. The MSGE special committee also considered the extent, if any, that conditioning the transaction on the approval of a majority of the stockholders unaffiliated with the Dolan family group would have on the judicial standard of review of a transaction. After discussing the matter and considering these benefits and burdens, the MSGE special committee determined to proceed without seeking to condition the completion of the transaction on receipt of approval by a majority of the stockholders unaffiliated with the Dolan family group.

The following underlined language is added to the section of the Definitive Proxy Statement entitled “The Merger—Opinion of the Financial Advisors to the MSGE Special Committee—Opinion of Moelis & Company LLC—Summary of Financial Analyses—Transaction Analysis—DCF-Based Has/Gets Analysis” that appears on pages 84-85.

The following table summarizes the results of the DCF-based has/gets analysis:

	Low	Mid	High
Standalone MSG Entertainment per Share Value	$65.65	$85.50	$120.27
Pro Forma MSG Entertainment per Share Value	$70.04	$92.85	$130.44
Increase (%)	6.7%	8.2%	8.5%

The implied present value range of the expected cost and tax synergies provided by MSGE management discounted based on a pro forma WACC range of 7.5% - 9.25% was as follows:

($ in millions)	Low	Mid	High
Tax Synergies DCF Value	$103	$105	$106
Cost Synergies DCF Value	$81	$101	$133

The following underlined language is added to the last sentence of the last full paragraph in the section of the Definitive Proxy Statement entitled “The Merger—Opinion of the Financial Advisors to the MSGE Special Committee—Opinion of Raine Securities LLC—Summary of Material MSG Networks Financial Analysis—Selected Comparable Companies Analysis of MSG Networks” that appears on page 94.

For purposes of this analysis, Raine adjusted the adjusted MSGN projections for fiscal year 2022 by adding back $7 million to post-SBC AOI for the assumed one-time impact of the COVID-19 pandemic provided in the MSG Networks projections.

The following underlined language is added to the last full paragraph in the section of the Definitive Proxy Statement entitled “The Merger—Opinion of the Financial Advisors to the MSGE Special Committee—Opinion of Raine Securities LLC—Miscellaneous” that appears on page 95.

Matthew Blank, a director of MSG Entertainment and a member of the MSGE special committee, is a senior advisor to Raine, and will not receive compensation from Raine in connection with this transaction. Mr. Blank, in his capacity as a Raine Senior Advisor, receives a fixed monthly consulting fee and does not share in Raine’s profits.

The following underlined language is added to, and the crossed out language is deleted from, the third full paragraph in the section of the Definitive Proxy Statement entitled “The Merger—Opinion of the Financial Advisors to the MSGN Special Committee—Opinion of Morgan Stanley & Co. LLC” that appears on page 107.

As compensation for its services, MSG Networks, on behalf of the MSGN special committee, has agreed to pay Morgan Stanley a fee of approximately $7.6 million, based on the volume weighted average price of the publicly-traded MSGE Class A common stock during the twenty trading day period ended April 30, 2021 of $89.06, which is contingent upon the consummation of the merger. However, if the merger is not consummated and MSG Networks receives a termination fee pursuant to the termination provisions in the merger agreement, then MSG Networks must pay Morgan Stanley a fee of approximately $3.5 million. MSG Networks has also agreed to reimburse Morgan Stanley for certain expenses incurred in performing its services. In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates have provided financing services for, and are lenders to, MSG Networks and AMC Networks Inc. (an affiliate of MSG Entertainment and MSG Networks) for which it has received aggregate fees of ~~less than $2 million~~ approximately $1.50 million, and Morgan Stanley has provided financial advisory services to the 2019 special committee in connection with the 2019 discussions involving a possible transaction with TMSGC, for which it has received aggregate fees of ~~less than $2 million~~ approximately $1.25 million. Morgan Stanley may also seek to provide financial advisory and financing services to MSG Networks and MSG Entertainment and their respective affiliates in the future and would expect to receive fees for the rendering of these services. In addition, MSG Networks has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

The following underlined language is added to, and the crossed out language is deleted from, the first three full paragraphs in the section of the Definitive Proxy Statement entitled “The Merger—Opinion of the Financial Advisors to the MSGN Special Committee—MSG Networks Financial Analyses—Selected Publicly Traded Companies Analysis” that appears on page 108.

LionTree and Morgan Stanley reviewed publicly available financial and stock market information for MSG Networks and the following publicly traded companies:

•	AMC Networks Inc.

•	Discovery, Inc.

•	Fox Corporation

•	Sinclair Broadcast Group, Inc., or Sinclair

•	The Walt Disney Company

•	ViacomCBS Inc.

LionTree and Morgan Stanley reviewed publicly observable trading valuation data points, including the historical ~~MSGN Class A common stock trading prices~~ MSG Networks next-twelve-month EBITDA (as defined below) trading valuation range since January 2017 (which ranged from 5.1x to 9.4x), as well as the implied valuation of Diamond Sports Group (a subsidiary of Sinclair) ~~assuming no equity value and~~ based on the enterprise value implied by the trading value of its net debt (implying an EBITDA (as defined below) multiple of 7.3x), and equity research implied value of the core media businesses (excluding the value of the streaming business) of MSG Networks’ peers ~~(ranging from 3.0x to 6.0x for peers listed above~~ (excluding Sinclair~~, Inc.~~)~~, as well as the Walt Disney Company at 11.0x)~~ as set forth below, as well as enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on March 19, 2021, plus debt, less cash, and adjusted for minority interest and non-core assets as a multiple of calendar year 2021 and calendar year 2022 forecasted earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. The EBITDA multiples (after deducting stock-based compensation from EBITDA (“post-SBC”)) observed for the selected publicly traded companies for calendar year 2021 and calendar year 2022 ~~ranged from 8.0x to 17.2x and 8.2x to 16.2x, respectively~~ are set forth below.

	Aggregate Value (“AV”) / 2021 Estimated (“E”) EBITDA	AV/2022E EBITDA	2021E Core AV/EBITDA
AMC Networks Inc.	8.0x	8.2x	3.0x
Discovery, Inc.	17.2x	15.9x	6.0x
Fox Corporation	8.9x	8.6x	5.0x
Sinclair	10.5x	9.3x	N/A
The Walt Disney Company	N/A	N/A	11.0x
ViacomCBS Inc.	16.7x	16.2x	5.0x
Average	12.3x	11.7x	6.0x

LionTree and Morgan Stanley then applied multiples of 7.0x to 8.0x derived from the selected publicly traded companies analyses to MSG Networks’ fiscal year 2022 estimated adjusted operating income (“AOI”) (post-SBC). Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates, and estimated financial data of MSG Networks were based on the MSG Networks projections. This analysis indicated the following approximate implied per share equity value reference ranges for MSG Networks:

The following underlined language is added to, and the crossed out language is deleted from, the two paragraphs in the section of the Definitive Proxy Statement entitled “The Merger—Opinion of the Financial Advisors to the MSGN Special Committee—MSG Networks Financial Analyses—Discounted Cash Flow Analyses” that appears on pages 108-109.

As set forth below, LionTree and Morgan Stanley performed a discounted cash flow analysis of MSG Networks to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that MSG Networks was forecasted to generate during MSG Networks’ fiscal years 2022 through 2025. ~~based on MSGN management AOI forecasts included in the MSG Networks projections,~~ Unlevered Free Cash Flow was defined as AOI minus capital expenditures, taxes, and stock-based compensation, and plus or minus, as applicable, changes to net operating working capital and other operating assets and liabilities.

LionTree and Morgan Stanley calculated terminal values for MSG Networks by applying terminal multiples (based on publicly observable trading valuation data points) ranging from 7.0x to 8.0x to MSG Networks’ fiscal year 2025 AOI (post-SBC) under the MSG Networks projections.

	Low	High
Exit Multiple	7.0x	8.0x
Terminal AOI (in millions)	$218	$218
Terminal Value (in millions)	$1,523	1,740

The cash flows and terminal values were then discounted to present value as of June 30, 2021 using discount rates ranging from 6.0% to 7.0% by LionTree and Morgan Stanley, each of which were calculated in accordance with LionTree’s and Morgan Stanley’s respective professional judgment and experience. This analysis indicated the following approximate implied per share equity value reference ranges for MSG Networks:

Source	Implied Per Share Equity Value Reference Range for MSG Networks (LionTree)	Implied Per Share Equity Value Reference Range for MSG Networks (Morgan Stanley)	MSG Networks Share Price at March 10, 2021	MSG Networks Share Price at March 19, 2021
MSGN Management Forecasts	$15.63 – $19.31	$15.63 – $19.31	$19.13	$19.96

The following underlined language is added to, and the crossed out language is deleted from, the second full paragraph in the section of the Definitive Proxy Statement entitled “The Merger—Opinion of the Financial Advisors to the MSGN Special Committee—MSG Entertainment Financial Analyses—Selected Publicly Traded Companies Analysis” that appears on page 108.

LionTree and Morgan Stanley reviewed enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on March 19, 2021, plus debt, less cash, and adjusted for minority interest and non-core assets as a multiple of (i) calendar year 2019 EBITDA and calendar year 2022 forecasted EBITDA and (ii) calendar year 2019 EBITDA, minus capital expenditures, and calendar year 2022 EBITDA, minus capital expenditures. The EBITDA multiples (post-SBC) observed for the selected publicly traded companies ~~for (i) calendar year 2019 ranged from 10.9x to 25.3x and (ii) for forecasted calendar year 2022 ranged from 10.2x to 21.9x and the EBITDA minus capital expenditures multiples (post-SBC) observed for the selected publicly traded companies for (x) calendar year 2019 ranged from 17.7x to 39.7x and (y) forecasted calendar year 2022 ranged from 15.3x to 34.0x~~ are set forth below.

	AV/EBITDA - 2019 Actual (“A”)	AV/EBITDA - 2022E	AV/EBITDA - Capital Expenditures - 2019A	AV/EBITDA - Capital Expenditures - 2022E
Cedar Fair, L.P.	13.9x	15.2x	19.3x	21.2x
Live Nation	25.3x	21.9x	39.7x	34.0x
Ruth’s Hospitality	10.9x	15.6x	17.7x	22.7x
Six Flags Entertainment Corporation	11.1x	10.2x	33.7x	15.3x
ONE Group Hospitality	24.1x	15.0x	36.3x	18.6x
WWE	20.3x	16.1x	28.5x	27.2x
Average	17.5x	15.3x	27.0x	20.7x

The following underlined language is added to the fourth and sixth sentences in the third full paragraph in the section of the Definitive Proxy Statement entitled “The Merger—Opinion of the Financial Advisors to the MSGN Special Committee—MSG Entertainment Financial Analyses—Selected Publicly Traded Companies Analysis” that appears on page 109-110.

MSG Entertainment’s enterprise value was adjusted for the ownership interest of Tao Group Hospitality not controlled by MSG Entertainment, which was valued by applying a multiple of 13.5x (based on publicly observable trading valuation points for Ruth Hospitality and One Group Hospitality) to calendar year 2022 estimated AOI, and the Boston Calling Events (“BCE”) minority interest was valued by applying a multiple of 18.0x (based on publicly observable trading valuation points for Live Nation and WWE) to BCE’s calendar year 2022 estimated AOI. Additionally, the MSG Entertainment enterprise value includes the value of the 17% ownership stake in Townsquare Media and the 0.2% ownership stake in DraftKings based on their respective market capitalizations as of March 19, 2021. The analysis also includes other non-core assets at book value of $148 million, net operating tax losses valued at $143 million net present value discounted at 8.6% cost of equity (estimated using the capital asset pricing method and utilizing a 6% market risk premium) and excludes any valuation attributable to air rights.

The following underlined language is added to the second paragraph in the section of the Definitive Proxy Statement entitled “The Merger—Opinion of the Financial Advisors to the MSGN Special Committee—MSG Entertainment Financial Analyses—Discounted Cash Flow Analyses” that appears on pages 110-111.

LionTree and Morgan Stanley calculated terminal values for MSG Entertainment by applying terminal multiples (based on publicly observable trading valuation data points) ranging from 14.0x to 16.0x to MSG Entertainment’s fiscal year 2025 estimated AOI (post-SBC) under the MSGE projections.

	Low	High
Exit Multiple	14.0x	16.0x
Terminal AOI (in millions)	$322	$322
Terminal Value (in millions)	$4,508	5,152

The cash flows and terminal values were then discounted to present value as of June 30, 2021 using discount rates ranging from 7.25% to 8.25% by LionTree and 7.29% to 8.49% by Morgan Stanley, each of which were calculated in accordance with LionTree’s and Morgan Stanley’s respective professional judgment and experience. MSG Entertainment’s value was adjusted for the ownership interest of Tao Group Hospitality not controlled by MSG Entertainment based on applying a multiple of 13.5x (based on publicly observable trading valuation data points for Ruth’s Hospitality and ONE Group Hospitality) to Tao Group Hospitality’s calendar year 2022 estimated AOI. Net operating tax losses were valued at $143 million net present value discounted at 8.6% cost of equity (estimated using the capital asset pricing method and utilizing a 6% market risk premium), the BCE minority interest was calculated based on applying a multiple of 18.0x (based on publicly observable trading valuation data points for Live Nation and WWE) to BCE’s calendar year 2022 estimated AOI. Additionally, this includes the value of the 17% ownership stake in Townsquare Media and the 0.2% ownership stake in DraftKings based on their respective market capitalizations as of March 19, 2021. The analysis also includes other non-core assets at book value of $148 million and excludes any valuation attributable to air rights.

The following underlined language is added to the first bullet in the first paragraphs in the section of the Definitive Proxy Statement entitled “The Merger—Opinion of the Financial Advisors to the MSGN Special Committee—Other Factors” that appears on page 111.

In rendering their opinions, LionTree and Morgan Stanley also noted certain additional factors that were not considered part of LionTree’s and Morgan Stanley’s material financial analyses with respect to their respective opinions but were referenced for informational purposes, including, among other things, the following:

•

a review of a range of publicly available research analysts’ one year forward price targets (as set forth below) for each of MSG Networks and MSG Entertainment, discounted at cost of equity of 7.79% for Morgan Stanley and 8.60% for LionTree for MSG Networks, and 8.6% for both Morgan Stanley and LionTree for MSG Entertainment, which indicated an implied range of exchange ratios of 0.0717x to 0.2359x, with MSG Networks stockholders’ ownership in the combined company ranging from 14.5% to 35.9%;

Source	Date (2021)	Price Target for MSG Networks	Date (2021)	Price Target for MSG Entertainment
Berenberg	N/A	N/A	Feb. 12	$106.00
Evercore ISI	N/A	N/A	Feb. 14	$90.00
Guggenheim Securities	N/A	N/A	Feb. 12	$115.00
Jefferies	N/A	N/A	Mar. 5	$126.00
J.P. Morgan	Feb. 4	$12.00	Feb. 16	$105.00
Macquarie	Feb. 5	$20.00	Feb. 20	$115.00
Morgan Stanley	Feb. 8	$12.00	Jan. 19	$85.00
Oppenheimer & Co.	N/A	N/A	Feb. 12	$115.00
Rosenblatt Securities	Feb. 7	$14.00	N/A	N/A
Wolfe Research	Feb. 19	$9.00	Mar. 5	$111.00

The following underlined language is added to the section of the Definitive Proxy Statement entitled “The Merger— Unaudited Prospective Financial Information” as a new sub-section following the last full paragraph of the sub-section entitled “—MSG Entertainment Unaudited Prospective Financial Information” that appears on page 113.

Potential Synergies Anticipated by MSG Entertainment

In connection with its consideration of a potential transaction with MSG Networks, in February 2021, MSG Entertainment’s management prepared estimates as to certain potential synergies anticipated on a pro forma basis in connection with the potential transaction (the “potential synergies”) and provided information regarding certain potential synergies to the MSGE special committee and its financial advisors. In connection with the due diligence review of MSG Networks, the MSGE special committee also provided information regarding certain potential synergies to the MSGN special committee and its financial advisors for their use in connection with their evaluation of the potential transaction.

On May 7, 2021, MSG Entertainment and MSG Networks filed with the SEC an investor presentation further detailing the potential synergies. As set forth in and calculated in connection with such investor presentation, the estimates prepared by MSG Entertainment management yielded a combined estimated net present value of the potential synergies of approximately $200 million, assuming a discount rate of 9% and presented net of one-time transaction costs to achieve the potential synergies. The potential synergies included in that investor presentation were:

•

value derived from the ability to more efficiently use MSG Entertainment’s tax attributes, including federal NOLs and depreciation of MSG Sphere capital expenditures, when combined with MSG Networks’ near-term cash flow;

•	cost savings, primarily related to public company costs, with a value of approximately $10 million annually (assuming annual growth of 3%), to be realized commencing as of July 1, 2021; and

•

potential interest expense savings arising from opportunities to refinance and reduce MSG Entertainment’s outstanding debt due to MSG Networks’ cash on hand and free cash flow expected to be generated during the 2022 fiscal year per the adjusted MSG Networks projections.

The following underlined language is added to the chart in the section of the Definitive Proxy Statement entitled “The Merger— Unaudited Prospective Financial Information—MSG Entertainment Unaudited Prospective Financial Information” that appears on page 113.

The following table presents a summary of the MSG Entertainment projections (dollars in millions, fiscal year end June 30):

	FY2021	FY2022	FY2023	FY2024	FY2025
Revenue	$132	1,026	1,175	1,729	2,033
Adjusted operating income (loss)(1)	$(247)	62	90	301	378
Free cash flow(2)	$(271)	(631)	(358)	96	305
Unlevered free cash flow(2) (3)	$(291)	(678)	(406)	48	210

(1)	Adjusted operating income includes pre-opening expenses for MSG Sphere.
(2)	Free cash flow and unlevered free cash flow in fiscal year 2021 includes only the second half of fiscal year 2021.
(3)

Unlevered free cash flow was calculated by Moelis and Raine, not MSG Entertainment management, for purposes of their respective financial analyses. Moelis and Raine calculated unlevered free cash flow (utilizing the MSG Entertainment projections) as AOI, less SBC and tax depreciation and amortization, to calculate EBIT and EBIT less taxes, capital expenditures and change in net working capital plus depreciation and amortization.

The following underlined language is added to the chart in the section of the Definitive Proxy Statement entitled “The Merger— Unaudited Prospective Financial Information—MSG Networks Unaudited Prospective Financial Information—Summary of MSG Entertainment’s Adjustments to the MSG Networks Projections” that appears on page 115.

The following is a summary of the adjusted MSG Networks projections (dollars in millions, fiscal year end June 30):

	FY2021(1)	FY2022	FY2023	FY2024	FY2025
Revenue	$644	645	645	659	670
Adjusted operating income	$283	227	216	216	210
Free cash flow from operations(2)	$167	140	139	152	130
Unlevered free cash flow(2)(3)	$76	133	134	149	128

(1)

Consistent with the MSG Networks projections, revenue, adjusted operating and free cash flow from operations for fiscal year 2021 reflect actual results through December 31, 2020. Unlevered free cash flow for fiscal year 2021 reflects only the second half of fiscal year 2021.

(2)	Consistent with the MSG Networks projections, free cash flow from operations in fiscal year 2025 reflects the costs associated with refinancing MSG Networks’ credit facility maturing in October 2024.
(3)

Unlevered free cash flow was calculated by Moelis and Raine, not MSG Entertainment management, for purposes of their respective financial analyses. Moelis and Raine calculated MSG Networks’ unlevered free cash flow (utilizing the adjusted MSG Networks projections) as AOI, less SBC, depreciation and amortization, to calculate EBIT and EBIT less taxes, capital expenditures, change in net working capital, pension contributions, and other cash flow items plus depreciation and amortization. Raine’s calculation of MSG Networks’ unlevered free cash flow for fiscal year 2025 also excluded the costs associated with refinancing MSG Networks’ credit facility maturing in October 2024, resulting in unlevered free cash flow for fiscal year 2025 of $134 million.

The following underlined language is added to the second full paragraph in the section of the Definitive Proxy Statement entitled “The Merger—Interests of MSG Entertainment’s Directors, Officers and Employees in the Merger—Service as Directors, Officers or Employees of MSG Networks; Stock Ownership; Family Relationships” that appears on page 118.

In consideration of the time and effort required of members of the MSGE special committee in considering whether to pursue the transaction, evaluating and negotiating the merger agreement, voting agreements and the other transaction documents, and the transactions contemplated thereby, the members of the MSGE special committee will each receive compensation consisting of a retainer fee of $120,000 and additional fees of $15,000 per month beginning on August 1, 2021 (if the MSGE special committee’s work is ongoing at such time) until the closing of the merger for their services in carrying out their duties as members of the MSGE special committee. The members of the MSGE special committee, along with all other non-management directors of MSG Entertainment, will continue to receive compensation for their service as directors of MSG Entertainment as described in the section entitled “Board and Governance Practices—Director Compensation” of MSG Entertainment’s Proxy Statement filed with the SEC on October 27, 2020, which is incorporated by reference into this joint proxy statement/prospectus. MSG Entertainment non-management director compensation is reviewed and may be adjusted from time to time by the Compensation Committee of the MSGE board in accordance with MSG Entertainment’s Compensation Committee Charter and other corporate governance policies; provided that as of the date hereof there have been no changes to the non-management directors’ compensation program in effect during the fiscal year ended June 30, 2020 described in the MSG Entertainment Proxy Statement.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between MSG Entertainment and MSG Networks. In connection with the proposed transaction, MSG Entertainment and MSG Networks filed with the SEC a registration statement on Form S-4 on June 2, 2021 that includes a joint proxy statement of MSG Entertainment and MSG Networks that also constitutes a prospectus of MSG Entertainment. The registration statement was declared effective by the SEC on June 4, 2021, and on June 4, 2021, MSG Entertainment and MSG Networks each filed the definitive joint proxy statement/prospectus in connection with the proposed transaction with the SEC. MSG Entertainment and MSG Networks commenced mailing the definitive joint proxy statement/prospectus to stockholders on or about June 4, 2021. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which MSG Entertainment or MSG Networks may file with the SEC REGARDING THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS OF MSG ENTERTAINMENT AND MSG NETWORKS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the Form S-4 and the definitive joint proxy statement/prospectus and other documents filed with the SEC by MSG Entertainment and MSG Networks from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by MSG Entertainment will be made available free of charge on MSG Entertainment’s investor relations website at http://investor.msgentertainment.com. Copies of documents filed with the SEC by MSG Networks will be made available free of charge on MSG Networks’ investor relations website at http://investor.msgnetworks.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

MSG Entertainment, MSG Networks and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of MSG Entertainment and MSG Networks securities in respect of the proposed transaction under the rules of the SEC. Information regarding MSG Entertainment’s directors and executive officers is available in MSG Entertainment’s proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on October 27, 2020. Information regarding MSG Networks’ directors and executive officers is available in MSG Networks’ proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on October 21, 2020. Investors may obtain additional information regarding these directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, in the Form S-4 and definitive joint proxy statement/prospectus regarding the proposed transaction filed with the SEC on June 4, 2021, and any amendments thereto, and other relevant materials to be filed with the SEC by MSG Entertainment and MSG Networks. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions. These documents are available free of charge from the sources indicated above.

Forward-Looking Statements

This document contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. However, the absence of these words does not mean that the statements are not forward-looking.

These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. Any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and actual results, developments and events may differ materially from those in the forward-looking statements as a result of various factors, including, but not limited to, the following factors: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; MSG Entertainment’s and MSG Networks’ ability to effectively manage the impacts of the COVID-19 pandemic and the actions taken in response by governmental authorities and certain professional sports leagues; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement with respect to the proposed transaction between MSG Entertainment and MSG Networks or otherwise cause the transaction not to occur; the risk that the conditions to the closing of the proposed transaction between MSG Entertainment and MSG Networks may not be satisfied or waived, including the risk that required approvals from the stockholders of MSG Entertainment and MSG Networks are not obtained; the risk that the anticipated tax treatment of the proposed transaction between MSG Entertainment and MSG Networks is not obtained; pending and potential litigation relating to the proposed transaction between MSG Entertainment and MSG Networks; uncertainties as to the timing of the consummation of the proposed transaction between MSG Entertainment and MSG Networks; the risk that the proposed transaction disrupts the current business plans and operations of MSG Entertainment or MSG Networks; the ability of MSG Entertainment and MSG Networks to retain and hire key personnel; unexpected costs, charges or expenses resulting from the proposed transaction; potential adverse reactions or changes to the business relationships of MSG Entertainment and MSG Networks resulting from the announcement, pendency or completion of the proposed transaction; financial community and rating agency perceptions of each of MSG Entertainment and MSG Networks and its business, operations, financial condition and the industry in which it operates; strategic or financial benefits or opportunities if the Merger is completed; the impact of the merger on the liquidity position or financial flexibility and other potential impacts of the proposed transaction; opportunities related to mobile sports gaming or growth initiatives; and the potential impact of general economic, political and market factors on MSG Entertainment and MSG Networks or the proposed transaction. These risks, as well as other risks associated with the proposed transaction between MSG Entertainment and MSG Networks, are more fully discussed in the joint proxy statement/prospectus filed by MSG Entertainment and MSG Networks with the SEC on June 4, 2021 in connection with the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of these factors.

In addition, future performance and actual results are subject to other risks and uncertainties that relate more broadly to MSG Entertainment’s and MSG Networks’ overall business and financial condition, including those more fully described in MSG Entertainment’s and MSG Networks’ filings with the SEC including their respective Annual Reports on Form 10- K, subsequent Quarterly Reports on Form 10-Q and other SEC filings, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein. Forward-looking statements speak only as of the date made, and MSG Entertainment and MSG Networks each disclaim any obligation to update or revise any forward-looking statements except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MADISON SQUARE GARDEN ENTERTAINMENT CORP. (Registrant)

By:	/s/ Scott S. Packman
Name:	Scott S. Packman
Title:	Executive Vice President and General Counsel

Dated: July 1, 2021